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                              December 22, 2022

       Ross M. Leff
       Partner
       Kirkland & Ellis LLP
       601 Lexington Avenue
       New York, New York 10022

                                                        Re: Genius Sports Ltd
                                                            Schedule TO-I/A
filed December 20, 2022
                                                            SEC File No.
5-93523
                                                            Form F-4/A filed
December 20, 2022
                                                            SEC File No.
333-268457

       Dear Ross M. Leff:

              We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the prospectus.

       Schedule TO-I/A filed December 20, 2022

       General

   1. We note the revised disclosure that the Company is soliciting consents to amend the
                                                        Warrant Agreement to
provide that any warrants not exercised during the offer period will be automatically
exercised on a cashless basis immediately upon expiration at a less advantageous exercise
price. We further note that although the offer is conditioned on receiving consents from
holders of more than 50% of the outstanding warrants, the
                                                        Company may waive this
offer condition. If this offer condition is waived, warrant
                                                        holders who do not
tender into the offer and exercise their warrants at the reduced exercise price will remain
subject to the original $11.50 exercise price. Please revise your disclosure to state
that if the Company waives the "consent condition," it will disseminate revised disclosure to
warrant holders and will additionally extend the offer period, if
 Ross M. Leff
Kirkland & Ellis LLP
December 22, 2022
Page 2
         necessary, to allow adequate time for them to consider the change and its impact. In our view, the waiver of that offer condition would require that at least five business days remain in the offer period from the time revised disclosure is disseminated.
2. We note that if the consent solicitation is successful, the exercise price of the warrants will be reduced from $11.50 to an exercise price that is 74% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second
         Trading Day before the Expiration Date (if such Reduced Exercise Price would be less than $11.50 per share), which one-Trading Day period is expected to be January 17,
         2023. Revise to describe how warrant holders will know the volume-weighted average price of the ordinary shares on the relevant date. For example, note whether the Company will issue a press release on the determination date and how warrant holders can access it on EDGAR.
3. Disclose that warrant holders may withdraw their exercises during the offer period, consistent with the requirements of Rule 13e-4(f)(2), and explain the process for doing
         so.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameRoss M. Leff                                  Sincerely,
Comapany NameKirkland & Ellis LLP
                                                                Division of
Corporation Finance
December 22, 2022 Page 2                                        Office of
Mergers & Acquisitions
FirstName LastName